EXHIBIT 99.1

Hydro to expand Italian aluminium rolling mill

Hydro will upgrade its aluminium rolling mill in Slim, Italy, to meet customer demand for high quality products. The investment will strengthen Hydro Aluminium in Southern Europe and the company's position as the leading supplier of aluminium rolled products in Europe.

The investments will expand HA Slim's capacity by roughly 10 per cent to approximately 90,000 tonnes per year, and strengthen its capabilities to supply value added products for the heat exchanger, packaging and construction markets, where Hydro has competitive advantages. A new cold rolling mill will be replacing an existing, old mill and at the same time the existing hot mill will be revamped and logistics will be improved. Total investments are estimated to EUR 49 million (NOK 410 million). The project will be completed during third quarter of 2006. The revamp of the hot mill will be carried out during the summer shut downs to minimise loss of production.

Other parts of the plant in Slim, notably the casthouse, the foil mills and finishing equipment have been modernised in the past few years. This new investment completes the modernisation of the entire value chain in Slim. HA Slim today has some 550 employees.

"Hydro has a leadership position in the European market," states Svein Richard Brandtzaeg, president of Hydro Aluminium Rolled Products. "Slim forms a significant part of our strategy to improve product mix and maintaining a major share of the Italian market, the second largest in Europe".

"This investment will foster Slim's current market position and at the same time allow us to participate in future market growth", says Brandtzaeg.

Hydro is a leading energy and aluminium supplier operating in more than 40 countries. Hydro is one of the worlds leading producers of offshore oil and gas, the third largest aluminium global supplier. Hydro's 36,000 employees create value developing solutions enabling customers - and local communities worldwide - to become more viable.

*** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Thomas Knutzen
Telephone +47 22539115
Cellular  +47 90612359
E-mail    Thomas.Knutzen@hydro.com

Hydro Aluminium
Drammensveien 264
N-0240 Oslo Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com